Exhibit 3.344

CERTIFICATE OF FORMATION

OF

UHS OF SPRINGWOODS, L.L.C.

1. The name of the limited liability company is UHS of Springwoods, L.L.C.

2. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

3. The name and mailing address of the Sole Member is

UHS of Delaware, Inc.

367 South Gulph Road

King of Prussia, PA 19406

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of UHS of Springwoods, L.L.C. this 16th day of August 2006.

George H. Brunner, Jr., Assistant Secretary UHS of Delaware, Inc., as Sole Member

DE083 - 5/5/00 C T System Online